UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Exclusion of Subsidiary in Holding Company

1. Details of subsidiary	A. Company name		POSCO HY Clean Metal Co., Ltd
	B. Representative		Chi, Woo-Hwang
	C. Main business		Secondary battery recycling
	A. Financial status of latest fiscal year (million KRW)	Total assets	127,892
		Total liabilities	9,967
		Total shareholders’ equity	117,925
		Capital stock	120,000
2. Shareholding ratio of subsidiary	Before exclusion	Shares held	15,600,000
		Shareholding ratio (%)	65.0
	After exclusion	Shares held	—
		Shareholding ratio (%)	—
3. Percentage of value of shares held to total assets	Before exclusion	Value of shares held (million KRW)	78,000
		Percentage in total assets (%)	0.1
	After exclusion	Value of shares held (million KRW)	—
		Percentage in total assets (%)	—
4. Total number of subsidiaries	Before exclusion		17
	After exclusion		16
5. Reasons for exclusion			Disposal of equity
6. Date of exclusion			October 31, 2022
7. Date of board resolution (decision date)			August 11, 2022

8. Other matters to be factored into investment decisions

•  HY Clean Metal which is a subsidiary of POSCO HOLDING will change its status to sub-subsidiary as its business will be controlled by POSCO-GS Eco materials which is soon to be incorporated as a subsidiary of POSCO HOLDINGS. However, under the Fair Trade Act, its status as an affiliate of business group and consolidated company will be remained the same.

•  ‘Percentage in total assets’ before and after inclusion under 3. ‘Percentage of value of shares held to total assets’ is the share of the acquisition value to the total assets of the financial statements of POSCO HOLDINGS after the Spin-off (on Quarterly Report of 1st quarter of 2022)

•  Above ‘6. Date of exclusion’ is the date when the investment in kind was conducted..

•  Above ‘7. Date of board resolution (decision date)’ is resolution date of investment committee, a corporate’s in-house investment decision-making organization.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: October 31, 2022	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President